JOHN S. MARTEN 312-609-7753 jmarten@vedderprice.com

November 23, 2010

Securities and Exchange Commission

100 F. Street N.E.

Washington, D.C. 20549

Re:	DWS Advisor Funds (the “Registrant”); File No.811-04760

To The Commission:

On behalf of the Registrant, electronically transmitted herewith is Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-14 (File No. 333-170092) relating to the issuance of shares in connection with the merger of DWS RREEF World Real Estate Fund, Inc. (“RREEF World”), into DWS RREEF Global Real Estate Securities Fund, a series of the Registrant (the “Merger”).

On or about November 23, 2010, the Registrant will be filing by letter a request for acceleration of effectiveness.

It is currently expected that a special meeting of stockholders of RREEF World will be held on January 12, 2011. Accordingly, RREEF World plans to mail the proxy materials to RREEF World stockholders around November 30, 2010.

Please direct all of your questions and/or comments regarding this filing to the undersigned at (312) 609-7753.

Sincerely,

/s/ John S. Marten

JSM

Enclosures